Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

EXCERPT OF ITEMS (5) AND (6) FROM THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL

HELD ON JULY 9, 2015

As Secretary of the Meeting of the Fiscal Council, I hereby CERTIFY that items (5) and (6) of the Agenda, included in the Minutes of the Meeting of the Fiscal Council of Oi S.A. held on July 9, 2015, at 10 a.m., at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City and State of Rio de Janeiro, read as follows:

“Regarding item (5) of the Agenda, the majority of the Fiscal Council members were in favor of the Merger proposal and the Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação) of Telemar Participações S.A. into Oi S.A., and all its exhibits, which set forth the terms and conditions of the Merger. A copy of the Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação) is attached hereto (Exhibit 1). The Merger is part of the corporate ownership simplification of the Company described in the Material Fact disclosed by the Company on March 31, 2015 (the “Corporate Ownership Simplification”). As a result of the Merger, net assets of TmarPart, which are positive and amount to R$122,411,986.41, will be merged into the shareholders’ equity of the Company, without changing the number of shares issued by the Company or diluting the interests of its current shareholders. The Merger will also result in the transfer to the shareholders’ equity of the Company, in favor of all its shareholders, of goodwill derived from the acquisition of equity interests recorded at Bratel Brasil S.A., AG Telecom Participações S.A., LF Tel S.A., and TmarPart, under the Corporate Ownership Simplification, pursuant to Article 20, paragraph 2, ‘b’, of Decree (Decreto-Lei) No. 1.598/77, as read before the amendment by Law No. 12.973/14, Article 7, III, and Article 65 of Law No. 9.532/97. As a result of the Merger, shareholders of the TmarPart will receive shares issued by the Company in the same number of shares held by TmarPart and its wholly-owned subsidiary Valverde Participações S.A. immediately before the Merger. Board Member Manuel Jeremias Leite Caldas cast a dissenting vote, as he understands that the transaction hereby submitted would grant dissenter’s rights to dissenting shareholders of Oi S.A.”

“Regarding item (6) of the Agenda, Board Members were in favor of the proposal of opening the period for the voluntary exchange of preferred shares of the Company for common shares at the option of the relevant preferred shareholder, at an exchange ratio of 0.9211 common share for each preferred share issued by the Company, as previously published for the merger of shares of the Company into TmarPart and as used for the pricing of shares issued by the Company in the Public Offering carried out on April 28, 2014. The proposed voluntary share exchange of preferred shares of the Company for common shares requires that the holders of at least two-thirds of preferred shares (excluding treasury shares), equivalent to 313,444,090 preferred shares issued by the Company, agree to exchange their preferred shares for common shares within a period of 30 days commencing after the General Shareholders’ Meeting at which the opening of the period for the exchange is voted. Board Members unanimously appointed, pursuant to Article 163, paragraph 3, of Law No. 6.404/76,

Mr. Sidnei Nunes to represent the Fiscal Council in the Meeting of the Board of Directors of the Company that will discuss items 5 and 6 of the Agenda, to be held on July 16, 2015, at 9:30 a.m.”

All members of the Fiscal Council were present and affixed their signatures: Allan Kardec de Melo Ferreira, Umberto Conti, Manuel Jeremias Leite Caldas, and Sidnei Nunes (alternate).

Rio de Janeiro, July 9, 2015.

Daniella Geszikter Ventura

Secretary

2